EXHIBIT 99.1

Alio Gold Intersects 10.8 g/t Au Over 99.4 Metres at Ana Paula

VANCOUVER, British Columbia, Oct. 24, 2017 (GLOBE NEWSWIRE) -- Alio Gold Inc (TSX:ALO) (NYSE MKT:ALO) (“Alio Gold” or the “Company”), is pleased provide new results from its exploration drill program at its 100% owned Ana Paula project in Guerrero, Mexico. The 2,000 metre drill program to twin 11 holes within the proposed pit is being carried out to confirm previous drilling and to obtain samples for metallurgical testing.

2017 Drill Highlights

  First two holes confirm the presence of high-grade mineralization and the lithology of the previous drilling that were incorporated in the current Mineral Resource Estimate (‘MRE’) dated May 16, 2017 as per the NI 43-101 Preliminary Feasibility Study1
  Drill hole 17-04 intersected 99.4m (from 51.9m to 151.3m2) of 10.8 g/t gold
  Drill hole 17-05 intersected 74.0m (from 96.0m to 170.0m) of 6.2 g/t gold

“The results of our first two metallurgical sample drill holes are a reminder of the high-grade nature of the breccia system within our proposed open pit at Ana Paula,” said Greg McCunn, Chief Executive Officer. “These holes are similar in grade and lithology to the previously drilled holes and compare favorably to the block model. These results further validate our decision to proceed with constructing an underground decline to test the known extension of the high-grade breccia system outside the current MRE, below the proposed pit.”

These results are from the first two of eleven proposed drill holes in the metallurgical sample drilling program within the proposed open pit.  Results from the third and fourth holes are expected in early November and drilling of the sixth hole is currently in progress. Representative samples from the drill core will be sent for metallurgical testing which is expected to be completed in Q1 2018. The metallurgical results will be part of the Definitive Feasibility Study which is currently underway and expected to be published in the second quarter of 2018.

Recently, the Company initiated an extensive exploration program at Ana Paula which includes:

  Twin hole drilling within the proposed open pit for metallurgical samples (this release);
  Exploration drilling from an underground decline targeting an extension to the high-grade breccia below the proposed open pit and a skarn target below the breccia (decline construction to commence in Q4 2017 with drilling by end Q2 2018);
  Surface drilling to test a high priority target that is 100 metres north of the proposed open pit (drilling to commence after metallurgical sample drilling in Q1 2018), and
  Regional exploration work on the 56,000 hectare land package including an airborne magnetic survey targeting further breccia or skarn targets (ongoing into 2018).

Current Results from Metallurgical Sample Drilling 2017

Drill Hole Number	Mineral Drill Intersections
	From (m)	To (m)	Width (m)	Au (g/t)
APM-17-04[1]	0.0	23.5	23.5	0.97
	33.7	44.9	11.2	1.30
Including	73.5	78.3	4.9	10.79
	51.9	151.3	99.4	10.78
Including	87.9	151.3	63.4	15.27
APM-17-05	96.0	170.0	74.0	6.17

Results of the previous drilling are shown below:

Drill Hole Number	Mineral Drill Intersections
	From (m)	To (m)	Width (m)	Au (g/t)
AP-12-111 (twin APM-17-04)	0.0	174.5	174.5	5.45
includes	72.3	77.1	4.9	14.29
includes	87.9	164.2	76.3	10.57
and	89.0	102.6	13.6	16.20
and	114.3	117.0	2.7	41.26
and	120.7	128.2	7.5	13.25
and	131.6	135.2	3.6	15.73
and	143.6	146.0	2.4	11.64
and	148.5	149.6	1.1	10.15
and	156.0	157.9	1.9	17.27
also	180.0	187.5	7.7	1.76
	192.0	198.8	6.8	3.14
	208.2	240.0	31.9	1.14
includes	210.5	215.6	5.1	4.16
	244.5	279.4	34.9	1.27
includes	256.0	267.5	11.5	2.59
AP-16-260 (twin APM-17-05)	19.0	30.0	11.0	0.66
	94.5	197.0	102.5	3.80
including	123.0	164.0	41.0	8.09

1 For more information on the Ana Paula mineral reserves and mineral resources, see the Ana Paula technical report entitled “NI 43-101 Preliminary Feasibility Study, Guerrero, Mexico”, dated May 16, 2017 which is available on Alio Gold’s SEDAR profile at www.sedar.com. Mineral resources that are not mineral reserves do not have demonstrated economic viability

2 151.25 metres was the end of the hole

About Alio Gold

Alio Gold is a growth oriented gold mining company, focused on exploration, development and production in Mexico. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. Located within the highly prospective Guerrero Gold Belt on 56,000 hectares of underexplored land the Ana Paula Project is a high-grade, high margin project currently in the definitive feasibility stage. An underground decline to provide access for an exploration drill program has been initiated targeting the continuation of the high-grade gold mineralization below the proposed pit which has the potential to significantly enhance the robust economics of the project. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Investor Contact

Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Paul Hosford, BSc, P.Eng, a ‘Qualified Person’ as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Cautionary Note to United States Investors
The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this news release describing mineralization and resources under Canadian standards is not comparable to similar information published by United States companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.aliogold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this news release herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.